Boaz Dotan
Eli Gelman
Nehemia Lemelbaum
Avinoam Naor
Mario Segal
M.R.S.G. (1999) Ltd.

November 9, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention: David L. Orlic, Attorney-Advisor, Office of Mergers and Acquisitions

Re:	Retalix Ltd. (the “Company”)
Schedule TO-T of Boaz Dotan et al (the “Bidder Group”) Filed on October 21, 2009 File No. 005-55375

        Dear Mr. Orlic:

        We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to the Bidder Group by the Staff in its letter dated November 2, 2009 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comment below in bold face type. Please note that all references to page numbers in the response below refer to the page numbers of the Offer to Purchase that was previously filed with the Commission as Exhibit (a)(1)(A) to the Bidder Group’s Schedule TO-T (the “Offer to Purchase”).

General

1.	We note that the filing persons have contracted to purchase shares from Mr. Shaked outside of the tender offer, with the purchase to be consummated immediately following expiration of the tender offer. Please tell us your analysis as to the applicability of Rule 14e-5 under the Securities Exchange Act of 1934 to the purchase from Mr. Shaked.

        We respectfully acknowledge the Staff’s comment. We believe that (i) the prohibition set forth in Rule 14e-5 under the Securities Exchange Act of 1934 (hereafter, the “Rule”) does not apply to our purchase of the shares from Mr. Shaked, and (ii) in any event, the exception set forth in paragraph (b)(7) of the Rule provides an exemption from such prohibition.

(i)     As stated in paragraph (a) of the Rule, the prohibition of purchasing or arranging to purchase any subject securities except as part of the tender offer applies from the “time of public announcement of the tender offer until the tender offer expires.” In the instance of our purchase of shares from Mr. Shaked, the arrangement to purchase the shares was negotiated and completed prior to the public announcement of the tender offer, during the period from June 2009 up to the signing of our share purchase and sale agreement (the “Purchase Agreement”) with Mr. Shaked, which occurred on September 3, 2009 (as disclosed in pages 16 through 19 of the Background section of the Offer to Purchase). Only after the execution and delivery of the Purchase Agreement (along with the execution and delivery of all other documentation related to our purchase of ordinary shares from the Company via the accompanying private placement) was the potential tender offer publicly announced. Furthermore, the actual purchase of Mr. Shaked’s shares will not be consummated until after the expiration of the tender offer period, thereby not occurring during the prohibited period under the Rule. Therefore, neither of the activities prohibited by the Rule (i.e., arranging to purchase, or actually purchasing, shares outside of the context of the tender offer) will have been carried out during the restricted period under the Rule.

(ii)     Furthermore, we respectfully believe that the exception set forth in paragraph (b)(7) of the Rule (Purchases Pursuant to Contractual Obligations) (hereafter, the “Exception”) provides an applicable exemption therefrom. In order to qualify for the Exception, a contract (such as the Purchase Agreement) pursuant to which the purchase and arrangements to purchase are carried out must be (i) entered into before public announcement of the tender offer and (ii) unconditional and binding on both parties, and must furthermore be (iii) disclosed in all of its material terms (including quantity, price and parties) in the offering materials.

        As mentioned in paragraph (i) above, as described in the Background to the Offer to Purchase, the Purchase Agreement was executed and delivered prior to the announcement of our potential tender offer on September 3, 2009. In addition, the Purchase Agreement provides for an unconditional, binding commitment by the Bidder Group to purchase Mr. Shaked’s shares (and for Mr. Shaked to sell such shares). The only conditions to each of the Bidder Group’s and Mr. Shaked’s respective obligations to consummate the purchase pursuant to the Agreement are matters that lie beyond their respective control, which consist of (i) the absence of court or governmental orders enjoining the purchase, (ii) the receipt of certain regulatory approvals with respect to the purchase (which were received prior to the launch of the tender offer), (iii) the accuracy of the other party’s representations and warranties in the Purchase Agreement, with respect to matters such as authority to enter into the Purchase Agreement, due incorporation, and other matters that relate to a state of facts as of the execution of the Share Purchase Agreement, or matters that would only be breached due to third party actions (such as representations and warranties relating to the absence of litigation, and the absence of encumbrances on the shares to be sold), (iv) the effectiveness of, and simultaneous closing under, the private placement and related transaction documentation, in the case of the Bidder Group (which itself entails binding obligations of the Bidder Group that are subject to termination only due to occurrences that are beyond its control, namely, court or governmental orders enjoining such transaction) and (v) the effectiveness of Mr. Shaked’s separation agreement, in the case of Mr. Shaked (the effectiveness of such agreement is not conditioned on any matter within his control and was approved by the shareholders of the Company, as mandated by Israeli law, prior to the launch of the tender offer). The unconditional, binding nature of the obligations of the parties to consummate the transaction under the Share Purchase Agreement is further reflected in the unique escrow arrangement established with respect thereto prior to the launch of the tender offer. In order to ensure that the consummation of the purchase of shares from Mr. Shaked, as well as the other transactions to occur immediately prior to such consummation (upon which such purchase is conditional), are not affected by actions within the parties’ respective control, all relevant parties have deposited their respective deliverables and instructions, as well as the full purchase price, with an independent escrow agent that has been instructed to make the appropriate deliveries to the relevant counterparties at closing, automatically, without any further action to be taken by any party. Thus, the parties have provided and agreed to effectively subject the consummation of the transaction under the Share Purchase Agreement only to a prohibition arising from a court order.

        Finally, in keeping with the final requirement for the Exception to apply, all material terms (including quantity, price and parties) related to the share purchase from Mr. Shaked were described in the Offer to Purchase. Please see the following descriptions of such transaction in the Offer to Purchase (among other references thereto in the Offer to Purchase): on page 5, under the heading “Why Are You Conducting This Offer?"; and, in the “Background to the Offer”, on page 17, in the first paragraph, on page 18 in the third paragraph and on page 23 in the fourth paragraph). Therefore, even if the Rule applies, the Exception to the prohibition is met in our circumstances.

        In connection with our response to your comment, we hereby acknowledge that:

—	the filing persons (i.e. the Bidder Group) are responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO-T filing; and

—	the Bidder Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (Dan Geva at 011-972-3-610-3126, Shira Azran at 011-972-3-610-3014, or Jonathan M. Nathan at 011-972-3-610-3182).

Sincerely, /s/ Avinoam Naor —————————————— Avinoam Naor, on behalf of the Bidder Group identified in the Schedule TO-T

cc:	Boaz Dotan
Eli Gelman Nehemia Lemelbaum Mario Segal Dan Geva, Adv. Shira Azran, Adv.